Exhibit 32.1

CERTIFICATE OF CHIEF EXECUTIVE OFFICER AND

CHIEF FINANCIAL OFFICER

The undersigned, Ronald J. Mittelstaedt and Worthing F. Jackman, being the duly elected and acting Chief Executive Officer and Chief Financial Officer, respectively, of Waste Connections, Inc., a Delaware corporation (the "Company"), hereby certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the annual report of the Company on Form 10-K/A (Amendment No. 1) for the year ended December 31, 2004, fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934, as amended, and that information contained in such report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 5, 2005   By: /s/ Ronald J. Mittelstaedt
                                             Ronald J. Mittelstaedt
                                             Chief Executive Officer

Date: August 5, 2005   By: /s/ Worthing F. Jackman
                                             Worthing F. Jackman
                                             Executive Vice President and Chief
                                             Financial Officer